[ALESCO FINANCIAL INC. LETTERHEAD]

August 20, 2009

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Mail Stop 3010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Alesco Financial Inc.

Registration Statement on Form S-4

File No. 333-159661

Filed June 2, 2009

Dear Mr. Kluck:

This letter is being submitted in response to the comments contained in the July 2, 2009 letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to John J. Longino, Chief Financial Officer of Alesco Financial Inc. (the “Company” or “AFN”), with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). For convenience of reference, the numbered Comments are included in italics followed by the Company’s response to that Comment.

On August 20, 2009, the Company filed Amendment No. 1 to the Registration Statement on Form S-4/A (the “Amendment”). To the extent applicable, the Company has included the information described in its responses in the Amendment. In general, the information relating to the Company in this letter has been provided by the Company and its advisors, and the information related to Cohen Brothers, LLC (“Cohen”) has been provided by Cohen and its advisors.

The Company’s responses are as follows:

Prospectus Cover Page

1.	Much of the information you include here is very detailed and is repeated in the summary. Information that is not required by Item 501 or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please limit the cover to one page, as required by Item 501 of Regulation S-K.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on the Prospectus Cover Page of the Amendment.

Summary, page 7

The Proposed Business Combination, page 9

2.	Please revise to clarify the reference to the “certain members” that will become AFN Stockholders.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 9 of the Amendment.

3.	In this section, please explain why the table excludes Daniel Cohen’s shares of common stock in AFN since Mr. Cohen holds both Cohen Class A membership units and Cohen B membership units.

Response:

In response to the Staff’s Comment, the Company has revised the table on page 10 of the Amendment.

4.	We note the disclosure that Daniel Cohen’s economic interest in the combined company is 31.9%, which is based on the three board members he will appoint and the percentage voting power of the Series B shares. Please revise to clarify if Daniel Cohen will be able to realize any economic interest or vote his interest prior to the conversion of the Series A stock into Series B stock based on his continued ownership of the recapitalized Cohen interests.

Response:

In response to the Staff’s Comment, the disclosure has been revised on page 9 of the Amendment.

For purposes of clarification, following the business combination, Mr. Cohen will hold 31.9% of all of the issued and outstanding recapitalized Cohen membership units and will have the economic and voting rights associated with these units. He will also hold the AFN Series A preferred stock, which has no economic rights, but will give Mr. Cohen the ability to nominate and elect a number equal to at least one-third (but less than a majority) of the total number of directors on AFN’s board of directors, and can, after June 30, 2010, be converted into 4,983,557 shares of AFN Series B preferred stock. The Series B preferred stock also has no economic rights, but each share of Series B preferred stock will be entitled to one vote in all matters submitted to AFN shareholders for a vote.

5.	The chart on page 10 indicates that Daniel Cohen will retain 31.9% of the recapitalized Cohen interests. Elsewhere, you disclose that he will beneficially own 31.9% of the combined company. Please reconcile the noted disclosures to clarify how retaining 31.9% of Cohen yields the same percentage ownership in the combined company.

Response:

In response to the Staff’s Comment, the disclosure on pages 9 and 10 of the Amendment has been revised.

For purposes of clarification, following the business combination, Mr. Cohen will, through Cohen Brothers Financial, LLC, hold 31.9% of all of the issued and outstanding recapitalized Cohen membership units. Recapitalized Cohen membership units held by Mr. Cohen are redeemable for cash; however, the AFN board of directors could choose to satisfy Cohen’s redemption obligation by paying the redemption price in shares of AFN common stock, in which case the exchange ratio would be one-for-one, subject to adjustment in accordance with the New Cohen LLC Agreement. If, following the business combination, Mr. Cohen were to cause his recapitalized Cohen membership units to be redeemed and AFN chose to satisfy such redemption with an equal number of shares of AFN common stock, then, assuming Mr. Cohen is the only Cohen member who elects to remain a Cohen member at the time of the business combination and there is no change in the exchange ratio, Mr. Cohen would receive an amount of shares that is equivalent to 31.9% of the then-issued and outstanding AFN common stock.

Interests of Board Members and Executive Officers in the Business Combinations, page 14

6.	Please revise to identify the “certain” management members of both companies that have interests in the business combination that are different from and/or in addition to the interest of AFN stockholders or Cohen members.

Response:

In response to the Staff’s Comment, the Company has identified the management members of both companies that have interests in the business combination that are different from and/or in addition to the interests of AFN stockholders or Cohen members on page 15 of the Amendment.

Post-Business Combination Employment Agreements, page 15

7.	We note that Daniel Cohen will continue as Chairman and CEO of the combined company. Please revise to clarify if his continued employment is governed by an agreement.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 16 of the Amendment.

Regulatory Matters, page 15

8.	Please revise to update the status of the regulatory approvals.

Response:

In response to the Staff’s Comment, the Company has updated the status of the regulatory approvals on pages 16 and 102 of the Amendment.

Limited Liability Company Agreement of Cohen, page 21

9.	We note that Cohen members who chose to retain membership units instead of acquiring AFN shares will be able to exchange the new units for either cash or AFN shares six months following the business combination. Please revise to disclose the exchange ratio here.

Response:

In response to the Staff’s Comment, the Company has included a discussion of such exchange ratio on pages 22 and 130 of the Amendment.

Information Regarding the Combined Company…, page 22

10.	Please revise to briefly clarify here whether AFN will continue as a REIT following the combination. Detailed disclosure should be provided later in the document.

Response:

The Company notes that in the event the business combination closes, the Company does not currently intend to continue to be a REIT and that in the event the business combination does not close for any reason, the Company currently intends to remain a REIT. In response to the Staff’s Comment, the Company has clarified disclosure regarding AFN continuing as a REIT on pages 89 and 104 of the Amendment to respond to both Comment 10 and Comment 48.

Selected Historical Financial Data, page 23

11.	We note that you have included selected financial data for Alesco Financial Inc. for the three-months ended March 31, 2009, Please tell us how you determined that you were not required to provide this information on a comparative basis. See Item 301 of Regulation.

Response:

In response to the Staff’s Comment, the Company has revised the Selected Financial Data for the Company to include comparative information for the three and six months ended June 30, 2008 on page 24 of the Amendment.

Unaudited Comparative Per Share Data, page 31

12.	We note your disclosure of comparative per share data. Please revise to include all information required by Item 3(f) of Form S-4.

Response:

In response to the Staff’s Comment, the Company has revised the unaudited comparative per share data information for the Company and the unaudited pro forma combined company to include cash dividends per share on page 32 of the Amendment. Pursuant to paragraph 1 of FASB Statement 128 and Section 2005.1 of the Division of Corporate Finance Financial Reporting Manual, nonpublic entities are not required to disclose per share information as they are excluded from the scope of FASB Statement 128. The Company and Cohen have determined that per share information for Cohen is not required to be disclosed because Cohen is a nonpublic entity.

Risk Factors, page 32

13.	We note your disclaimer that, “The risks and uncertainties described below are not the only risks the combined company will face.” Please clarify that the company has disclosed all of the material risks.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 33 of the Amendment.

14.	Many of your risk factor subheadings only highlight facts and not the harm that would occur should the risks related to such facts materialize. For instance, on page 40, you disclose that AFN may not be able to comply with NYSE listing standards. That subheading should have also clarified the risk associated with such fact. Please revise your subheadings throughout this section accordingly.

Response:

In response to the Staff’s Comment, the Company has, where appropriate, revised risk factor subheadings throughout the Risk Factors section of the Amendment.

Because of the lack of a public market for Cohen membership units…, page 32

15.	We note that no fairness opinion was obtained regarding the financial fairness of this transaction to Cohen members. Please revise to provide a separate risk factor to discuss the lack of such opinion.

Response:

In response to the Staff’s Comment, the Company has added a risk factor beginning on page 33 of the Amendment addressing the fact that no fairness opinion was obtained regarding the financial fairness of the business combination to Cohen members.

The New Cohen LLC Agreement prevents AFN from undertaking…, page 42

16.	Please revise this risk factor to clarify, if true, that the listed actions must be approved by Daniel Cohen in his sole capacity as the majority member of Cohen following the business combination.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on pages 44 and 45 of the Amendment.

17.	In your conflicts of interests discussion, please revise to discuss the possibility, that Mr. Cohen, in his capacity as the majority member of Cohen, could disapprove actions that would be in shareholders’ best interest even though, as Chairman and CEO, he owes such shareholders a fiduciary duty, Otherwise please tell us why such conflict does not exist.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on pages 44 and 45 of the Amendment.

18.	Please explain why the risk factor following this one is presented as a separate risk since the subheadings are the same.

Response:

The Company believes that these two risks are distinct. The first risk factor addresses limitations in the New Cohen LLC Agreement on actions taken by AFN without the consent of a majority of the voting power of Cohen members, other than AFN, having a percentage interest of at least 10% of Cohen membership units. The second risk factor addresses limitations in the New Cohen LLC Agreement on actions taken by Cohen without obtaining the consent of both AFN and a majority of the voting power of Cohen members, other than AFN, having a percentage interest of at least 10% of Cohen membership units. Though there is some overlap in the actions identified under the bulleted items in each risk factor, the Company believes that these two risk factors should continue to be presented as separate risks. To assist in differentiating between the two risks the Company has added an additional phrase in the heading of the second risk factor.

If AFN does not retain its senior management…, page 43

19.	Please revise to clarify if you will have employment agreements in place for the noted senior management.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 45 of the Amendment.

AFN may experience further writedowns of financial instruments…, page 49

20.	In order to make this risk more specific to you, please revise to briefly discuss the writedowns you experienced as a result of the market conditions.

Response:

In response to the Staff’s Comment, the Company has revised this risk factor beginning on page 51 of the Amendment.

Recent disruptions in credit market share resulted in a loss of investor interest in securitized financial assets…, page 54

21.	Please tell us how this risk factor presents a different risk than the risk factor with the caption “difficult market conditions, particularly the securitization markets” on page 45. Alternatively, revise to combine the two similar risk factors.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 47 of the Amendment to combine the risk factors identified by the Staff.

The securities settlement process exposes AFN to risk…, page 55

22.	It is unclear how this risk factor presents a different risk than the risk factor with the caption “AFN’s brokerage activities will be subject to credit and performance risk” on page 53. Please revise to discuss the risks more succinctly or revise to combine the two similar risk factors.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure beginning on page 55 of the Amendment to combine the risk factors identified by the Staff.

The combined company’s substantial level of indebtedness could adversely affect…, page 60

23.	Please revise to quantify the level of indebtedness.

Response:

In response to the Staff’s Comment, the Company has revised the risk factor to include disclosure on page 62 of the Amendment.

AFN has invested in residential mortgage loans that have material geographic concentrations…, page 67

24.	We note your disclosure that 47% of the properties securing the mortgage loans that AFN had invested in were concentrated in California. Please describe any economic or other conditions in California that might affect the company’s loan concentration in that geographic area.

Response:

In response to the Staff’s Comment, the Company has revised the risk factor on page 70 of the Amendment.

The Transactions, page 72

Result of the Business Combination, page 72

25.	Where you disclose the expected ownership allocation, please revise to clarify that it is based on all Cohen members, except Daniel Cohen, exchanging their membership units for AFN shares.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 74 of the Amendment.

26.	Please revise to disclose the continued ownership by Daniel Cohen of Cohen’s membership interest. Revise to clarify economic and control interests, if any, associated with the membership ownership.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on pages 74 and 75 of the Amendment.

27.	Please revise to clarify if the disclosed expected ownership assumes full conversion of the LTIP units.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 74 of the Amendment.

Background of the Business Combination, page 73

28.	We note the disclosure on page 73 that AFN’s assets experienced significant decline. Please revise to quantify such decline, if possible, so that investors can place the event into context.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 75 of the Amendment.

29.	After AFN began considering the internalization of its management, it appears that it did not consider a business combination with any other entity, except in a three way deal with Company A. Please revise to clarify if any effort was made to seek additional candidates for potential business combinations.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 82 of the Amendment and has added disclosure regarding efforts to seek additional candidates for a potential business combination.

30.	Please revise to discuss the details of the proposals made by the AFN special committee that were rejected in August of 2008. Revise to discuss, in more detail, the proposed internalization of management transaction.

Response:

In response to the Staff’s Comment, the Company has added disclosure on page 78 of the Amendment.

31.	Please revise your disclosure to eliminate generic references to discussions or negotiations between the parties; instead describe the substance of those discussions and negotiations in more detail. Further, please identify the persons involved in each contact or negotiation.

Response:

In response to the Staff’s Comment, the Company has added disclosure throughout the Background of the Business Combination section.

32.	Please revise to explain why the three party transaction with Company A was not in the best interest to AFN and its stockholders. Also, revise to clarify why the continued involvement of Company A was not in the best interest of Cohen’s members.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 80 of the Amendment.

AFN’s Reasons for the Business Combination…, page 81

33.	We note the disclosure here and elsewhere that the combined company is expected to provide synergies and economies of scale. It is not clear how that will be the case since the primary business operations of the combined company will consist of capital market and asset management operations, neither of which, AFN was focused on as a standalone entity. Please revise to clarify how the combined companies will experience synergies and economies of scale.

Response:

In response to the Staff’s Comment, the Company has added disclosure on page 86 of the Amendment.

34.	We note the disclosure in the fifth bullet point on page 83 that a reason for the merger is the results of the due diligence of Cohen’s business. Please revise to discuss how the results supported the merger.

Response:

In response to the Staff’s Comment, the Company has deleted the referenced bullet point from page 88 of the Amendment as immaterial to the discussion.

35.	We note the disclosure of the negative factors beginning on page 84. Please revise to include a bullet item to discuss the full dilution and the loss of control to Cohen members current AFN stockholders will experience as a result of this transaction or explain that was not considered.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 89 of the Amendment.

Cohen’s Reasons for the Business Combination…, page 86

36.	Please revise to discuss how the combined financials will result in a “stronger” liquidity position. Also, revise to identify the long term financing that is not subject to margin calls or additional collateral.

Response:

In response to the Staff’s Comment, the Company has revised the first bullet point under “In making its decision, the Cohen board of managers considered the following material factors:” on page 91 of the Amendment.

37.	We note the negative factors disclosure beginning on page 86. Please revise to include the fact that a small group of members, whose interest may be different from or in addition to the minority members, negotiated this transaction and possess the ability to approve the merger on behalf of all the members of Cohen or explain why that was not considered to be a negative factor.

Response:

In response to the Staff’s Comment, the Company has revised the sixth bullet point of the negative factor disclosure on page 92 of the Amendment.

Opinion of AFNs Financial Advisor, page 88

38.	On page 93, we note that Stifel Nicolaus will receive a transaction fee of $1.1 million and a monthly retainer fee of $75,000. Please revise to clarify if the monthly retainer continues even after the delivery of the fairness opinion. Also, please revise to clarify the date upon which the fees payable to Stifel Nicolaus were determined and agreed upon.

Response:

In response to the Staff’s Comment, the Company has revised the Stifel Nicolaus fee disclosure beginning on page 98 of the Amendment.

39.	We note from the disclosure in this section and in the background discussion, on page 78, that Stifel Nicolaus acted as a financial advisor to AFN and provided the special committee with term sheets for review and approval. Considering Stifel Nicolaus took part drafting the terms of this transaction and will receive advisory services fees for its services related to the business combination, it appears there may be a conflict of interest in their ability to provide you with an independent fairness opinion. Please revise the appropriate section to discuss this conflict and its associated risks.

Response:

AFN’s special committee believes that Stifel Nicolaus’ fees and the services it provided are customary for transactions of this type and do not give rise to a conflict of interest. The AFN special committee sought Stifel Nicolaus’ advice during the course of the negotiations, and on occasion directed Stifel Nicolaus to memorialize terms which were under discussion in writing for the committee’s own consideration and at times for presentation to Cohen. Stifel Nicolaus at all times acted at the direction and under the supervision of the special committee, including when Stifel assisted in the preparation of term sheets. The retainer fees and the opinion fee paid to Stifel Nicolaus were not dependent upon approval of the merger by the special committee.

The monthly retainer fees continued to be paid through the end of the go-shop period, at which point they were terminated because Stifel Nicolaus was no longer actively providing services to the special committee. Although a portion of the consideration which may be paid to Stifel Nicolaus is contingent upon completion of the transaction, the Company does not believe that fact alone gives rise to a conflict of interest. The Company understands that the potential compensation payable to Stifel Nicolaus in connection with this transaction is not material to it and that any potential financial interest in one transaction would be significantly outweighed by the potential liability and long-term reputational risk of giving an opinion not based on the merits to earn a fee. The special committee approved the fee arrangements with Stifel Nicolaus, and they are fully disclosed in the proxy statement/prospectus. The material aspects of Stifel Nicolaus’ fairness analysis are also disclosed in the proxy statement/prospectus. The Company believes that the current disclosure conforms to disclosures typically included in proxy statements for similar transactions and provides full and adequate disclosure of the services provided by Stifel Nicolaus and its fee arrangements.

40.	Please provide us with the written report and presentation disclosed on page 79.

Response:

The Company is supplementally providing to the Staff, on a confidential basis, a copy of the requested presentation.

41.	We note the disclosure on page 89 that the forecasts and projections used were not prepared with the expectation of public disclosure. Considering the disclosed valuation and opinion are based on forecasts and projections, please tell us why you deem it appropriate to not provide such forecasts and projections.

Response:

The Company has not included a summary of such information in the proxy statement/prospectus based on the belief of both companies that, on balance, the inclusion of such information could be misleading to many shareholders, without providing any meaningful benefit. This is based on the companies’ belief that inclusion of projections should not be material to an investor’s decision, as well as their concern that some shareholders may place undue significance on any projections that may be included, notwithstanding any cautionary language that may accompany such projections.

In particular, the companies are concerned that, in light of the very nature of projections and the uncertainties that could affect them, the creation of an impression that these projections are intended to represent future actual results or that shareholders should be giving greater weight to such projections would be misleading. This is especially so in light of current volatile market conditions in the companies’ industry. Furthermore, given the inherent uncertainties associated with projections, the projections for each of the companies should not, in the companies’ judgment, be material to an investor’s decision to vote on the transaction, which vote, as is typical, will take place several months after the projections were prepared.

For the foregoing reasons, the companies believe that such projections and/or a summary thereof should not be included in the registration statement.

Implied Transaction Multiple Analysis, page 92

42.	It is not clear from the discussion about this analysis how the multiples should be used by investors to understand the fairness of the consideration to be exchanged in this business combination. Please revise to explain how the reference periods and corresponding multiples lead to a valuation of the two companies and the consideration being exchanged.

Response:

In response to the Staff’s Comment, the Company has added to the disclosure beginning on page 97 of the Amendment to clarify the purpose of the analysis and moved this section down in the disclosure to a more appropriate placement with respect to its relative weight among the considerations reviewed by Stifel Nicolaus.

43.	It appears that the base case projections provided by the two companies’ management were material to the determination of the implied multiples. Please revise to discuss the basis for the projections.

Response:

In response to the Staff’s comments, the Company has revised the disclosure on page 97 of the Amendment.

44.	Please tell us why you did not include a 2008 column for the price/EPS multiples of Cohen.

Response:

A 2008 column for the price/EPS multiples of Cohen was not included because the earnings of Cohen were negative in 2008; therefore, the 2008 earnings multiples were deemed not meaningful. Since the Special Committee did not review such numbers and they were not discussed with the Special Committee, the Company does not believe it should be discussed in a summary of Stifel Nicolaus’ presentation.

Pro Forma Effect of the Business Combination, page 92

45.	We note the disclosure that Stifel Nicolaus reviewed “certain” estimated future operating and financial information for the combined entity. Please revise to identify the “certain” estimates. From page 89, we note the assumption of reasonableness for the estimates and forecast provided by management of the two companies and that “they provided a reasonable basis upon which Stifel Nicolaus could form its opinion.” Please revise to clarify if a reasonable basis was provided by the managements for AFN and Cohen for the estimates provided.

Response:

In response to the Staff’s comments, the Company has revised the disclosure on page 97 of the Amendment.

NAV Contribution Analysis, page 92

46.	Please revise to further explain the “base case” and “downside case” values and how they were determined.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on pages 97 and 98 of the Amendment.

Liquidation Analysis, page 93

47.	Please revise to explain how the two disclosed NAVs compare to the consideration being exchange, as this appears to be a basis for the fairness opinion.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 98 of the Amendment.

Dividend Policy of the Combined Company, page 98

48.	We note the disclosure in the risk factor on page 38 that AFN expects that it will cease to qualify as a REIT as result of the business combination. Please disclose how this will impact the combined company’s dividend policy. Please also disclose any expected change to AFN’s dividend policy in the summary.

Response:

The Company notes that in the event the business combination closes, the Company currently does not intend to continue to be a REIT and that in the event the business combination does not close for any reason, the Company currently intends to remain a REIT. In response to the Staff’s Comment, the Company has clarified disclosure regarding AFN continuing as a REIT on pages 89 and 104 of the Amendment to respond to both Comment 10 and Comment 48.

Material United States Federal Income Tax Consequences, page 99

Conversion of Cohen Membership Units into Recapitalized Membership Units, page 101

49.	We note your disclosure that “a Cohen member who elects to receive recapitalized Cohen membership units, or a Continuing Cohen Member, should not recognize any gain pursuant to such exchange unless…” Please provide an opinion that supports the conclusion, that a gain would not be recognized pursuant to this exchange or advise us why such opinion is not required under Item 601(b)(8) of Regulation S-K.

Response:

In response to the Staff’s Comment, the Company has filed a form of opinion of counsel related to such tax concerns as Exhibit 8.1 to the Amendment.

The Merger Agreement, page 106

50.	We note your statement that, “The merger agreement sets forth the contractual rights of AFN and Cohen but is not intended to be a source of factual, business or operational information about AFN or Cohen. That kind of information can be found elsewhere in this proxy statement/prospectus and in the other filings AFN makes with the SEC…,” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response:

In response to the Staff’s Comment, the Company has revised the introduction of “The Merger Agreement” section on page 112 of the Amendment.

Consideration to be Received in the Business Combination, page 107

51.	We note that a condition to the merger is that enough Cohen members exchange their units to ensure that AFN will be at least a majority owner of Cohen. Considering Daniel Cohen will not exchange his units, it is not clear what percentage of the outstanding Class A and B units are tied to the voting agreements and the amount of units needed, in addition to those subject to the voting agreements, to reach a majority for AFN. Please revise to clarify.

Response:

In response to the Staff’s Comment, the Company notes that the terms of the voting agreements do not require that the Cohen members entering into voting agreements elect to exchange their recapitalized Cohen membership units for AFN common stock. In the business combination, upon the merger of the Merger Sub into Cohen, AFN will receive a total of 6,017,132 recapitalized Cohen membership units, which will equate to 38.5% of all issued and outstanding recapitalized Cohen membership units at that time; therefore, Cohen members holding approximately 11.5% of the recapitalized Cohen membership units (or approximately 20% of the pre-business combination Cohen Class A membership units together with the Cohen Class B membership units) will need to elect to exchange their recapitalized Cohen membership units for AFN common stock before the business combination can be completed.

The Company has revised the disclosure on page 114 of the Amendment.

Information Regarding AFN, page 127

Financing Policies, page 139

52.	Please revise to discuss AFN’s historical use of leverage in order to provide more context to your disclosure concerning how leverage increased your losses.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure of its financing policy to discuss the Company’s historical use of leverage beginning on page 146 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alesco Financial Inc., page 144

Liquidity - AFN, page 148

53.	Please revise to clarify if AFN has the ability to repay the $28.7 million debt if this merger is not consummated leading to a delisting of the registrant’s securities.

Response:

In response to the Staff’s Comment, the Company has clarified on page 155 that it expects to be able to repay the $28.7 million in contingent convertible debt securities in the event that the merger is not consummated and leads to the delisting of the registrant’s securities.

Contractual Commitments, page 179

54.	In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 191 of the Amendment to include interest commitments on its interest-bearing debt within the contractual obligations table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cohen Brothers, LLC, page 206

Compensation and Benefits, page 241

55.	We note that you recorded equity-based compensation expense related to the 3.6 million restricted membership units issued in the first quarter of 2006 based on the value of these units as of December 31, 2006. Please tell us how you determined whether these awards should be classified as equity or liabilities and how you determined that December 31, 2006 was the appropriate measurement date for these awards. In addition, please tell us how you calculated the amortization of compensation expense related to these awards.

Response:

The individual rights of the equity grants are the determining factors of the appropriate treatment — liability or equity. In general terms, if the equity grants include certain features, such as put or cash settlement options, that give employees the rights to redeem the grants for cash instead of equity of Cohen, the grants may require liability treatment. Otherwise, equity treatment is generally appropriate.

In February 2006, Cohen granted 3.6 million restricted membership units to a group of its senior executives. These grants initially qualified for liability treatment because they contained put rights that were exercisable by the executives within six months of the awards’ vesting. According to paragraph 31 of SFAS No. 123(R), if one of the two following conditions exists, then the issuance should be treated as a liability:

1.	The repurchase feature permits the employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued.

2.	It is probable that the employer would prevent the employee from bearing those risks and rewards for a reasonable period of time from the date the share is issued.

According to SFAS No. 123R, a period of six months or more is a reasonable period of time.

From February 2006 to December 2006, Cohen was expensing this grant based on an estimated valuation as of February 2006 of $3.72 per unit. Because these grants were treated as liabilities, Cohen obtained a revised valuation of $16.96 per unit as of December 2006 (Cohen’s normal reporting period) and recorded an adjustment to increase the expense accordingly.

Also in December 2006, the Cohen executives who received the grants agreed to modify the terms of the put rights so that the put rights were no longer exercisable within six months of vesting. This modification resulted in the grants then qualifying for equity treatment. The modification was effective December 2006. At that time, Cohen reclassified the grant from liability to equity and did not record further adjustments based on changes in valuation from that point forward.

With respect to amortization of compensation expense, if equity based awards qualify for equity treatment, the value of the grant is recorded as an expense in the consolidated statement of operations. The expense is recorded ratably over the service period as defined in SFAS No. 123R which is generally the vesting period. One-third of the February 2006 awards vested on and was expensed during the year ended December 31, 2006. In the first quarter of 2007, there was an additional modification that accelerated the vesting of substantially all of the remaining two-thirds of the awards such that the awards became fully vested in the first quarter of 2007 and Cohen recognized the remaining expense in the first quarter of 2007.

Liquidity and Capital Resources – Cohen, page 251

56.	Please revise to discuss the impact on your liquidity if you were considered to be in default for the 2009 Credit Facility because this merger was not completed.

Response:

In response to the Staff’s Comment, the Company has revised Cohen’s Liquidity and Capital Resources section on page 278 of the Amendment to discuss the impact of the default of the 2009 Credit Facility on liquidity in the event the business combination is not completed.

Required Vote to Approve Each Proposal, page 278

57.	Please revise to provide a more complete description of proposal 1. Specifically identify the amendments to the charter and other actions that you are asking shareholders to approve. It seems that proposal 1 contains several proposals that are bundled together with the merger approval. Please revise to separate the proposals or tell us how the requested actions constitute one proposal.

Response:

In response to the Staff’s Comment, the Company has revised the description of proposal 1 throughout the proxy statement/prospectus to clarify that the proposal relates only to the approval of the issuance of stock of AFN in the merger, as required under the rules of the New York Stock Exchange.

Cohen Executive Compensation, page 310

58.	Please revise this section to discuss the factors considered to establish each element of compensation that was awarded to the named executive officers.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure beginning on page 331 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information for the Combined Company, page 328

Note 2 - Purchase Price of AFN, page 332

59.	Please revise to use AFN’s most recent stock price at the time of filing for determining the purchase price. In addition, include a disclosure of the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes of the purchase price based upon percentage increases and decreases in the recent stock price.

Response:

In response to the Staff’s Comment, the Company has revised the pro forma information beginning on page 350 of the Amendment to use its most recent stock price at the time of filing for purposes of determining the purchase price. The Company has also updated the pro forma disclosures to include a sensitivity analysis for the range of possible outcomes of the purchase price based upon percentage increases or decreases in the assumed acquisition date stock price.

60.	We note that AFN’s manager is a wholly owned subsidiary of Cohen. Please tell us what consideration you gave to paragraph 58 of SFAS 141 (R) when determining how to account for the business combination as it relates to your preexisting contractual relationship.

Response:

In accordance with paragraph 58 of SFAS No. 141(R), the Company determined that the external management agreement between AFN (acquiree) and Cohen (acquirer) is a preexisting contractual relationship that will be effectively settled as a result of the business combination. The Company determined that the terms of the external management agreement approximate the current market rate for similar arrangements and therefore, the contract is neither favorable nor unfavorable from the perspective of Cohen. Pursuant to paragraph A79(b) of Statement 141(R), Cohen will not recognize a gain or loss since the external management agreement is determined to be at current market terms.

Note 3 - Pro Forma Adjustments, page 333

61.	We note your disclosure of the estimated fair value of assets acquired and liabilities assumed, and your disclosure of related fair value adjustments in Note 3. Where fair value adjustments are significant, please disclose how they were determined.

Response:

In response to the Staff’s Comment, the Company has revised Notes 3.3, 3.9 and 3.10 of the pro formas beginning on page 356 of the Amendment to include disclosure of how the Company determined the estimated fair value of the investment in loans, certain indebtedness and noncontrolling interests.

62.	Please tell us how you determined the pro forma adjustments related to the amortization of the difference between the fair value and the outstanding par balance of investments in TruPS debt securities.

Response:

The Company used an effective yield to contractual maturity calculation to determine the pro forma adjustments related to the amortization of the discount on TruPS debt securities.

63.	Please tell us how you determined that the severance and retention costs and other miscellaneous costs in pro forma adjustment 3.4 are directly attributable to the transaction and factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:

The severance and retention costs included in pro forma adjustment 3.4 on page 356 of the Amendment relate solely to contractual obligations with employees dedicated to the accounting and finance function of AFN. These contractual severance and retention obligations will be triggered in the event that the merger is consummated. The other miscellaneous costs primarily relate to director and officer tail insurance policies that are required to be in place pursuant to the merger agreement. The Company believes that each of these costs included in its condensed combined balance sheet is both factually supportable and directly attributable to the transaction.

64.	Additionally, please tell us how you determined that your adjustment to eliminate $2.8 million of professional fee expenses that were included in the historical statement of operations for the three months ended March 31, 2009 complies with the requirements of Rule 11-02(b) of Regulation S-X.

Response:

In response to the Staff’s Comment, the Company has revised the pro forma statement of operations for the six months ended June 30, 2009 on page 352 of the Amendment to exclude a pro forma adjustment for these nonrecurring costs. The Company has included disclosure of these nonrecurring costs within the notes to the pro forma financial statements.

65.	We note that pro forma adjustment 3.8 reverses $4.3 million of compensation and benefits expense relating to the Cohen retention agreements in the statement of operations for the three months ended March 31, 2009. Please tell us how this pro forma adjustment complies with the requirements of Rule 11-02(b) of Regulation S-X.

Response:

In response to the Staff’s Comment, the Company has revised the pro forma statement of operations for the six months ended June 30, 2009 on page 352 of the Amendment to exclude a pro forma adjustment for these nonrecurring costs. The Company has included disclosure of these nonrecurring costs within the notes to the pro forma financial statements.

66.	Please tell us and disclose how you determined the fair value of the AFN noncontrolling interests. Refer to paragraphs 20-21 of SFAS No. 141(R).

Response:

As noted in the Company’s response to Comment 61 above, the Company has revised Note 3.10 of the pro formas on page 358 of the Amendment to include disclosure of how the Company determined the estimated fair value of noncontrolling interests.

67.	We note your adjustment 3.11(A) related to the allocation of equity to Mr. Cohen’s noncontrolling interests. Please explain to us how this amount was calculated in accordance with paragraphs A126-A128 of SFAS 141(R) which state that the noncontrolling interest should reflect the noncontrolling shareholders’ proportionate interests in the pre-combination carrying amounts of the net assets. Please also tell us how you determined that it was factually supportable that all membership units of Cohen, except for those held by Mr. Cohen, will be held directly by AFN.

Response:

In response to the Staff’s Comment, the Company has revised footnote 3.11(A) on page 359 to clarify how Mr. Cohen’s noncontrolling interest amount was calculated in accordance with paragraphs A126-A128 of Statement 141(R).

Pursuant to the merger agreement, Mr. Cohen’s membership units are subjected to a three-year redemption restriction period; therefore, it is factually supportable that Mr. Cohen will remain a member of Cohen following the business combination. The membership units held by persons other Mr. Cohen are not subject to a redemption restriction period so long as such membership units are exchanged for AFN common stock at the time of the business combination. Therefore, the Company’s pro forma financial statements are based on the assumption that all of the membership units held by persons other than Mr. Cohen would be converted to AFN common stock upon the closing of the business combination. The actual amount of converted membership units will not be known until members of Cohen have made their elections to receive AFN common stock or retain recapitalized Cohen membership units.

68.	We note your adjustment 3.12 related to deferred losses on interest rate swaps of AFN that were reclassified from accumulated other comprehensive loss to earnings in the historical financial statements. Since it is not appropriate to eliminate nonrecurring items included in the underlying historical financial statements that are not directly affected by the transaction, please tell us how you determined that this adjustment was appropriate in your pro forma statements. Refer to Rule 11-02(b) of Regulation S-X.

Response:

In response to the Staff’s Comment, the Company has revised the pro forma statement of operations for the year ended December 31, 2008 on page 353 of the Amendment to exclude a pro forma adjustment for these nonrecurring costs.

69.

You disclose on page 11 that upon completion of the business combination, Cohen will have the option of either paying each holder of Cohen options the intrinsic value of such options in cash or providing each option holder with a number of restricted shares of AFN common stock issued pursuant to the Alesco Financial Inc. 2006 Long-Term

Incentive Plan. You also disclose that if Cohen chooses to have the Cohen option holders receive restricted shares of AFN common stock, the decision must be made prior to the effectiveness of this filing. Once known and if applicable, please tell us the vesting schedule of the restricted shares to be issued and what consideration you gave to any adjustment to compensation expense in your pro forma financial statements related to these options.

Response:

The Company notes that Cohen does not currently expect to settle its outstanding option awards by providing each Cohen option holder with restricted shares of AFN common stock; nevertheless, Cohen would like to retain this option. If Cohen were to elect to settle outstanding options with restricted shares of AFN common stock, the Company believes that the compensation expense, if any, would have an immaterial impact to the financial statements since the options are currently out-of-the-money and have an insignificant intrinsic value.

70.	You disclose on page 17 that one of the conditions of the business combination is that Cohen has to obtain a credit facility having a term of at least two years from the effective date of such facility and an initial revolving credit amount of at least $30 million or a firm commitment. You also disclose that Cohen satisfied this condition on June 1, 2009 by entering into the 2009 Credit Facility. Please tell us what consideration you gave to reflecting this refinancing in your pro forma statements.

Response:

The Company did not include the Cohen refinancing in the pro forma financial statements because the refinancing was not directly attributable to the acquisition. Despite the merger agreement having a financing commitment, the Company believes that even without the merger transaction Cohen as a stand-alone business would have been required to enter into a refinancing transaction or seek alternative funding sources.

71.	Please expand your disclosure to include a footnote to your pro forma financial statements that details your calculation of pro forma EPS.

Response:

In response to the Staff’s Comment, the Company has expanded the pro forma disclosures to include a footnote that details the calculation of pro forma EPS. See footnote 3.13 in the pro formas on page 359 of the Amendment.

Schedule IV - Mortgage Loans on Real Estate, page F-43

72.	In future filings, please disclose the principal amount of loans subject to delinquent principal or interest. Refer to Rule 12-29 of Regulation S-X.

Response:

In future filings, the Company will disclose the principal amount of loans subject to delinquent principal or interest on Schedule IV on page F-45 of the Amendment.

Cohen Brothers, LLC - Notes to Consolidated Financial Statements, page F-79

4. Receivables, page F-102

73.	Please tell us and if material, disclose your accounting policy and methodology used to estimate your allowance for doubtful accounts and the amount of the allowance at each reporting date.

Response:

Cohen’s receivables are primarily comprised of accrued asset management fees and amounts due from brokers (collectively 80% and 83% of total receivables as of December 31, 2008 and 2007, respectively). Cohen continually monitors whether amounts are collectible or not collectible on a specific identification basis. For the periods presented, Cohen did not have an allowance for doubtful accounts, as it deemed all of its receivables collectible.

Cohen does not consider the allowance for doubtful accounts policy and methodology utilized by it to be a material accounting policy disclosure.

5. Financial Instruments, page F-104

74.	We note that where you are able to obtain independent market quotations from at least two broker dealers, you will generally classify CDO securities as Level 2 of the fair value hierarchy. Please tell us, and consider disclosing, the following:

•	The extent to which the brokers are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
•	Whether the broker quotes are binding or nonbinding; and
•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS No. 157 and to ensure that you properly classified your assets in the fair value hierarchy.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page F-110 of the Amendment, and elsewhere as applicable.

If Cohen believes that certain broker dealers no longer actively trade, monitor, issue or are knowledgeable about CDO securities, or that certain broker dealers rely on internal valuation models, including unobservable inputs, then market quotations from those broker dealers would be deemed a Level 3 classification in the valuation hierarchy.

Cohen is ultimately responsible for accurately determining the fair value of its investments in CDO securities. Cohen has formal policies and procedures surrounding valuation and price testing. Cohen actively trades, monitors, issues (historically), and is knowledgeable about CDO securities. The Cohen review process includes a comprehensive price testing analysis performed on a monthly basis as well as an assessment of the fair value estimate based on Cohen’s knowledge of the current market conditions. If a market quotation as provided by a broker dealer is deemed unreasonable, Cohen will rely on other quotations or, in some instances, average remaining quotations. In the absence of what Cohen views as reliable market quotations, Cohen runs discounted cash flow models to estimate the fair value of CDO securities. Cohen’s risk management, finance and senior management teams are involved in the periodic reviews of the broker dealer quotations, to determine if these quotations appear reasonable given economic and market trends. Cohen frequently considers the broker dealers that it obtains market quotations from, and how active the broker dealers remain in the relevant asset class markets as part of its fair value policies and procedures.

7. Goodwill, page F-112

75.	We note that you recognized an impairment charge on the Strategos asset management contracts intangible asset during the year ended December 31, 2008 due to continued defaults of assets in Strategos asset pools during the period and that you also determined that goodwill related to the Strategos transaction was not impaired as of December 31, 2008. Please tell us and disclose in future filings your methodology for analyzing goodwill for impairment and tell us how you determined that goodwill was not impaired as of December 31, 2008.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure beginning on page F-118 of the Amendment, and elsewhere as applicable, and will do so in future filings.

The Company notes that the intangible asset and 100% of the related impairment charge pertained only to the Strategos Capital Management (“Strategos”) CDO asset management contracts.

At the date of the acquisition of the Strategos minority interest, Cohen determined that the goodwill was assigned to the Strategos reporting unit. According to paragraph 19 of SFAS No. 142 Goodwill and Intangible Assets (“SFAS 142”), the impairment test must be performed by comparing the fair value of the reporting unit (in this case Strategos) with its carrying amount (including goodwill). If the carrying amount exceeds the fair value, impairment has occurred. In determining the fair value of the reporting unit, Cohen prepared a discounted cash flow model for Strategos.

Cohen initially performed the annual impairment test as of July 1, 2008. During 2008, the CDOs managed by Strategos suffered significant collateral defaults. In some cases, these defaults rose to the level of triggering cash flow tests which resulted in the deferral of subordinated management fees Cohen was previously receiving. In other cases, the defaults rose to such a level that the most senior CDO security holders were permitted to declare an event of default and terminate the entire CDO (effectively taking ownership of the assets of the CDO and eliminating the more junior security holders as well as the management contract). Cohen considered the significant level of defaults and deferrals a “triggering event” and retested goodwill for impairment at December 31, 2008. Based on the results of its discounted cash flow analysis at December 31, 2008, the fair value of Strategos exceeded its carrying value. Therefore, no impairment existed.

The Strategos reporting unit now generates revenue in three significant ways: (i) it manages collateralized debt obligations; (ii) it manages the Strategos Deep Value Mortgage Fund and related entities (“Deep Value Funds”) and (iii) it also generates some principal investing segment revenue. At the time Cohen acquired the 10% portion of Strategos that Cohen did not already own, Strategos had not yet begun managing the Deep Value Funds and was not generating any revenue from principal investing. The Strategos team raised capital for the Deep Value Funds during 2008 and 2009, and is currently attempting to expand that business line.

Notes to the Unaudited Consolidated Financial Statements, page F-149

8. Financial Instruments, page F-171

76.	We note your disclosure that transfers into Level 3 of the fair value hierarchy were due to decreased observability of inputs. Please consider including a discussion of the specific significant inputs that became observable and unobservable for transfers into and out of Level 3, respectively, in your disclosure.

Response:

In response to the Staff’s Comment, the Company has updated the disclosure for the six months ended June 30, 2009 and supplemented the related disclosure on page F-181 of the Amendment.

Annex D - Opinion of Stifel Nicolaus & Company

77.

We note the limitation on reliance by shareholders in the fairness opinion provided by Stifel Nicolaus & Company and the disclosure regarding such limitation in Exhibit 23.4. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Stifel Nicolaus’ belief that shareholders cannot rely upon the opinion to support any claims against Stifel Nicolaus arising under applicable state law (e.g. the inclusion of an express disclaimer in Stifel Nicolaus’ engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Stifel Nicolaus would have no effect on the rights and responsibilities of either Stifel Nicolaus or the board of directors under the federal securities laws.

Response:

In response to the Staff’s Comment, Stifel Nicolaus & Company has provided a revised fairness opinion as Exhibit 23.4 to the Amendment deleting the identified limitation.

78.	Please disclose that Stifel Nicolaus has consented to use of the opinion in the document.

Response:

In response to the Staff’s Comment, the Company has revised the disclosure on page 93 of the Amendment and Stifel Nicolaus & Company has provided a revised fairness opinion as Exhibit 23.4 to the Amendment explicitly stating such consent.

Exhibits

79.	We note the Agreement and Plan of Merger filed as Exhibit 2.1 and Amendment No. 1 to Agreement and Plan of Merger filed as Exhibit 2.2. Please file the schedules or similar attachments to these exhibits unless such schedules or attachments contain information that is not material to an investment decision or is otherwise disclosed in the agreement or prospectus. Also the agreements filed should contain a list briefly identifying the contents of all omitted schedules and contain an agreement to furnish supplementally a copy of any omitted schedules to the staff upon request. See Item 601(b)(2) of Regulation S-K.

Response:

In response to the Staff’s Comment, the Company has added to the exhibit list a statement that the Company undertakes to furnish supplementally copies of any of the omitted schedules or exhibits upon request by the SEC. The Company has added to Annex A a list briefly identifying the schedules and exhibits that have been omitted from such Annex. The Company has disclosed in the proxy statement/prospectus all of the material terms of the exhibits and schedules to the merger agreement (which includes the list of persons entering into voting agreements with AFN, the form of voting agreement, the form of the New Cohen LLC Agreement, the AFN articles supplementary for the Series A preferred stock and the Series B preferred stock, the list of Cohen managers and officers post-business combination and a list of the AFN board post-business combination) and filed the exhibits that are separate agreements as their own individual Annex to the proxy statement/prospectus.

Exhibit 5.1

80.	We note from assumption 6 on page 3 of the draft opinion that the issuance of shares will not exceed the amount duly authorized. This assumption assumes away a critical fact associated with due authorization. As such, the assumption appears inappropriate. Please have counsel revise to remove the noted assumption.

Response:

In response to the Staff’s Comment, the Company has filed an opinion of counsel, which has been revised to remove the noted exception, as Exhibit 5.1.

Exhibit 10.25

81.	We note the reference in the loan and security agreement to schedules and exhibits. Please amend to file the complete loan and security agreement, including the schedules and exhibits.

Response:

In response to the Staff’s Comment, the Company has filed the Loan and Security Agreement with all exhibits and certain schedules as Exhibit 10.25 to the Amendment. Cohen and the Company have requested confidential treatment pursuant to a separate cover letter for certain of the schedules to the Loan and Security Agreement.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and the accuracy of the disclosure in its filings with the SEC; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For further information or clarification with respect to the Company’s responses to the Staff’s Comments, please feel free to contact me at (215) 701-9555.

Sincerely,

/s/ John J. Longino

John J. Longino

Chief Financial Officer

cc:	Darrick M. Mix, Esq. | Duane Morris LLP

Thomas R. Salley, Esq. | Cooley Godward Kronish LLP

Kathleen L. Werner, Esq. | Clifford Chance US LLP